FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of  May, 2004


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




Media
Information
                                13 May 2004

                BG Group completes sale of Tangguh LNG interest

BG Group today announced that it has completed the sale of its 50% interest in the Muturi Production Sharing contract (Muturi PSC) in West Papua, Indonesia (as announced on 2 December 2003) to Indonesia Natural Gas Resources Muturi, Inc. (INGRMI), a wholly owned subsidiary of LNG Japan Corporation and CNOOC Muturi Limited (CNOOC), a wholly owned subsidiary of CNOOC Limited.

INGRMI has acquired 29.23% of BG Group's 50% interest, with CNOOC acquiring the remaining 20.77% for an aggregate cash consideration of approximately US$253 million. This consideration includes a reimbursement of BG expenditure dating from the economic effective date of 1 January 2003.

 There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2003.

Notes to Editors:

BG Group announced the sale of its 50% interest to Mitsui Indonesia Gas B.V. on 2 December 2003. Subsequently, existing partners in the Muturi PSC, INGRMI and CNOOC, exercised their pre-emption rights and have purchased BG's 50% operated interest in the Muturi PSC in West Papua for a sale consideration of US$236 million, plus reimbursement of expenditure incurred by BG since the economic effective date. BG Group's interest in the Muturi PSC provided a 10.73% interest in the Tangguh LNG project, based on independently certified proved reserves.

The participants in the Muturi PSC are now CNOOC Muturi Limited with 64.77%, Indonesia Natural Gas Resources Muturi Inc with 34.23% and BP Muturi Holdings B.V. with 1%. LNG Japan Corporation is a joint venture between Sojitz Corporation and Sumitomo Corporation.

BG Group

BG Group has four business segments - Exploration & Production, Liquefied Natural Gas, Transmission & Distribution and Power Generation. Active in some 20 countries on five continents, BG Group's core geographical areas are the UK, Kazakhstan, Egypt, Trinidad & Tobago, South America and India. Internationally, the Company's operational strategy is to develop gas markets and construct infrastructure in tandem with its exploration interests.

Enquiries:

Communications               Petrina Fahey               +44 (0) 118 929 3110

Out of hours media pager:                                + 44 (0)7693 309543

Investor Relations          Chris Lloyd/Brian
                            McCleery/Helen Parris        +44 (0) 118 929 3025


Website: www.bg-group.com

PR/10991





END

                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 13 May, 2004                                By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary